Issued:  16th January 2001, London


            GLAXOSMITHKLINE COMPLETES THE PURCHASE OF BLOCK DRUG FOR
                                  $1.24 BILLION

 Acquisition expands GlaxoSmithKline's presence in oral healthcare and over-the-counter medicines


GlaxoSmithKline plc (GSK) today announced the successful completion of its acquisition of Block Drug Company, Inc., the manufacturer of Sensodyne toothpaste and other oral healthcare and consumer products, for $1.24 billion.

"This acquisition will significantly enhance our Consumer Healthcare business, putting GSK among the top three consumer healthcare companies in the world, and number two in oral healthcare" said Jean-Pierre Garnier, Chief Executive Officer, GlaxoSmithKline.

The Block Drug portfolio of oral healthcare and over-the-counter (OTC) products is expected to add approximately $900 million in annual sales to GSK's global oral healthcare and OTC businesses, increasing GSK's consumer healthcare sales to nearly $5 billion. In addition to Sensodyne, Block Drug's products include Polident/Corega denture cleansers, Poli-Grip/Corega denture adhesive, and a number of other OTC brands.

Block Drug has geographic sales well balanced across North America, Europe and International markets, including Japan. With operations in over 100 countries, the company employs approximately 3,000 people in R&D, sales and marketing, manufacturing and distribution.

GlaxoSmithKline's pro forma consumer healthcare sales for the first half of 2000 were (pound)1.3 billion, approximately 15 per cent of the group's total sales. With Block Drug, GSK has 12 brands with annual sales over $100 million and household brand names in 130 countries. Oral healthcare brands include Aquafresh and Odol. Other key products include the smoking cessation brands: Nicorette, Nicoderm CQ and Niquitin CQ, Tums antacid, Panadol analgesic and the Ribena, Lucozade and Horlicks nutritional drinks.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Approximately 14,319,496 shares of Class A common stock (including 174,556 shares tendered by guaranteed delivery) and 8,671,372 shares of Class B common stock, or approximately 98.5 per cent and 100 per cent, respectively, of the Class A and Class B common stock of Block Drug were validly tendered prior to the expiration of the tender offer at 5:00 p.m., New York City time, on Friday 12th January 2001, and were accepted for payment. In accordance with the terms of the merger agreement with Block Drug, SB Acquisition Corp. will merge into Block Drug, and each share of Block Drug common stock not previously purchased in the tender offer will be converted into the right to receive the same $53.00 per share price as offered in the tender offer.

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Enquiries:

UK Media enquiries                       Martin Sutton           (020) 8966 8000
                                         Philip Thomson          (020) 8966 8000
                                         Alan Chandler           (020) 8975 2290
                                         Neil McCrae             (020) 8975 2536

US Media enquiries                       Jeremy Heymsfeld        (215) 751 5166
                                         Mary Anne Rhyne         (919) 483 2839

European Analyst/Investor enquiries      Jennie Younger          (020) 8966 8378
                                         Duncan Learmouth        (020) 8966 5961
                                         Joan Toohill            (020) 8966 8715
                                         Anita Kidgell           (020) 8966 8369

US Analyst/ Investor enquiries           Frank Murdolo           (212) 308 5185
                                         Tom Curry               (215) 751 5419
                                         Jennie Younger          (020) 8966 8378

Website address                          www.gsk.com




This press release contains forward-looking statements. GlaxoSmithKline cautions investors that such statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected.